Exhibit 21

Subsidiaries of Hallmark Financial Services, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

American Hallmark Insurance Company of Texas*	Texas

Hallmark Finance Corporation*	Texas

ACO Holdings, Inc.*	Texas

Hallmark Claims Service, Inc	Texas
(d/b/a Phoenix General Agency)

American Hallmark General Agency, Inc.	Texas
(d/b/a Phoenix General Agency)

Hallmark Underwriters, Inc.*	Texas

American Hallmark Agencies, Inc.*	Texas

Allrisk Insurance Agency, Inc.*	Texas

Phoenix Indemnity Insurance Company*	Arizona

Hallmark General Agency, Inc.*	Texas

Effective Claims Management, Inc.*	Texas

Texas General Agency, Inc.*	Texas

Gulf States Insurance Company*	Oklahoma

Pan American Acceptance Corporation*	Texas

TGA Special Risk, Inc.*	Texas

Aerospace Holdings, LLC*	Texas

Aerospace Flight, Inc.*	Texas

Aerospace Insurance Managers, Inc.*	Texas

Aerospace Claims Management Group, Inc.*	Texas

Aerospace Special Risk, Inc.*	Texas

* Conducts business under its corporate name.